UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period September 2001 File No. 0-29978

VERENA MINERALS CORPORATION
(Name of Registrant)

8 King Street East, Suite 1700, Toronto, Ontario, CANADA M5C 1B5
(Address of principal executive offices)

1. Material Change Report dated: September 4, 2001
2. Press Release dated: September 4, 2001
3. Press Release dated: November 1, 2001
4. Press Release dated: December 17, 2001
5. Press Release dated: February 19, 2002
6. Press Release dated: March 1, 2002
7. Press Release dated: March 11, 2002
8. Press Release dated: March 14, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. FORM 20-F XXX FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

VERENA MINERALS CORPORATION
(Registrant)

March 20, 2002
Date

By: ______________________
Edward J. Badida, Chief Financial Officer

FORM 27

***Securities Act* (Ontario) (the "Act")**

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

1. **Reporting Issuer:**

   Verena Minerals Corporation
   8 King Street East, Suite 1700,
   Toronto, ON M5C 1B5

2. **Date of Material Change:**

   September 4, 2001

3. **Publication of Material Change:**

   September 4, 2001

4. **Summary of Material Change:**

   Verena Minerals Corporation ("Verena") announces revisions to its share option plan, a grant of stock options and various private placements.

5. **Full Description of Material Change:**

   Please see Schedule "A", attached.

Senior Officer:
Stephen Shefsky, President and Chief Executive Officer
Telephone: (416) 924-4337

I, Stephen Shefsky, President and Chief Executive Officer, certify that the foregoing accurately discloses the material change referred to herein.

Signed at Toronto, Ontario, this 13th day of September, 2001.

"Stephen Shefsky"

Stephen Shefsky, President and Chief Executive Officer
Verena Minerals Corporation

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME

AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SCHEDULE "A"

Verena has completed a private placement of 2,100,000 units at a price of $0.25 per unit. Each unit is comprised of one common share and one-half of a common share purchase warrant, and each whole warrant is exercisable until June 22, 2003 at an exercise price of $0.40 to acquire one common share of Verena.

Verena further completed a second private placement of a convertible debenture for $450,000. The convertible debenture will accrue interest at the rate of 10.5% per year. The convertible debenture is convertible for two years from issuance at the rate of $0.30 per unit. Each unit on conversion consists of one common share and one-half of a common share purchase warrant. Each whole warrant is exercisable for a period of two years from issuance at an exercise price of $0.35 during the first year and $0.40 thereafter to acquire one common share of Verena. Verena may force the conversion of the convertible debenture if its common shares trade for 20 consecutive trading days at over $0.50 during the first year after issue and at over $0.55 during the second year after issue.

Verena also revised its share option (the "Options") plan (the "Plan") pursuant to which Verena's options may be issued to directors, officers, employees and service providers. The Plan has been approved by the directors of Verena and complies fully with Policy 4.4 of the Canadian Venture Exchange ("CDNX") Corporate Finance Manual.

The Options will be granted provided that the aggregate number of common shares reserved for issuance upon the exercise of all Options granted under the Plan will not exceed 5,648,641 common shares. Under the Plan, no Option will be granted to any optionee if the total number of common shares issueable to such optionee would exceed 5% of the issued and outstanding common shares of the Corporation. The number of Options granted to consultants (as such term is defined in the *Securities Act* (Ontario)) will not exceed 2% of the issued and outstanding common shares of Verena. No Options will be granted to any optionee if such a grant to insiders, within a one year period, the number of shares exceeding 10% of the issued and outstanding shares and the issuance to any one eligible person within a one year period of a number of common shares exceeding 5% of the issued and outstanding shares will not be made. Also no Options will be granted to any optionee if such grant could result in the number of shares reserved for issuance pursuant to the Options or other stock options granted to insiders exceeding 10% of the issued and outstanding common shares of Verena.

Finally, Verena granted stock options to an arm's length consultant (the "Consultant") pursuant to a consulting agreement between Verena and the Consultant. The grant has received CDNX approval however will be subject to a CDNX imposed four month hold period commencing the date of grant.

Options issued to the Consultant will vest in stages over 12 months with no more than 1/4 vesting in any three month period. These options are to acquire up to 500,000 shares of Verena exercisable at $0.20 per share expiring July 16, 2002.

VERENA
MINERALS CORPORATION

Press Release

VERENA MINERALS CORPORATION UPDATE

Toronto, September 4, 2001: Verena Minerals Corporation (CDNX: YVM) ("**Verena**") announced that it has completed a private placement of 2,100,000 units at a price of $0.25 per unit. Each unit is comprised of one common share and one-half of a common share purchase warrant, and each whole warrant is exercisable until June 22, 2003 at an exercise price of $0.40 to acquire one common share of Verena.

Verena further announced it has completed a second private placement of a convertible debenture for $450,000. The convertible debenture will accrue interest at the rate of 10.5% per year. The convertible debenture is convertible for two years from issuance at the rate of $0.30 per unit. Each unit on conversion consists of one common share and one-half of a common share purchase warrant. Each whole warrant is exercisable for a period of two years from issuance at an exercise price of $0.35 during the first year and $0.40 thereafter to acquire one common share of Verena. Verena may force the conversion of the convertible debenture if its common shares trade for 20 consecutive trading days at over $0.50 during the first year after issue and at over $0.55 during the second year after issue.

Verena also announced revisions to its share option (the "Options") plan (the "Plan") pursuant to which Verena's options may be issued to directors, officers, employees and service providers. The Plan has been approved by the directors of Verena and complies fully with Policy 4.4 of the Canadian Venture Exchange ("CDNX") Corporate Finance Manual.

The Options will be granted provided that the aggregate number of common shares reserved for issuance upon the exercise of all Options granted under the Plan will not exceed 5,648,641 common shares. Under the Plan, no Option will be granted to any optionee if the total number of common shares issueable to such optionee would exceed 5% of the issued and outstanding common shares of the Corporation. The number of Options granted to consultants (as such term is defined in the *Securities Act* (Ontario)) will not exceed 2% of the issued and outstanding common shares of Verena. Options to insiders will not be granted to any optionee if such a grant takes place within a one year period where the number of shares exceeds 10% of the issued and outstanding shares. In addition, no options will be issued to any one eligible person within a one year period where the number of common share options exceeds 5% of the issued and outstanding shares. Also no Options will be granted to any optionee if such grant could result in the number of shares reserved for issuance pursuant to the Options or other stock options granted to insiders exceeding 10% of the issued and outstanding common shares of Verena.

Finally, Verena announced a grant of stock options to an arm's length consultant (the "Consultant") pursuant to a consulting agreement between Verena and the Consultant. The grant has received CDNX approval however will be subject to a CDNX imposed four month hold period commencing the date of grant. Options issued to the Consultant will vest in stages over 12 months with no more than 1/4 vesting in any three month period. These options are to acquire up to 500,000 shares of Verena exercisable at $0.20 per share expiring July 16, 2002.

Verena Minerals Corporation is a Canadian company engaged in the business of exploration and development of mineral and gemstone properties in Brazil. Through its wholly owned Brazilian subsidiaries, the company controls over 400,000 hectares of prospective exploration concessions covering major mineralised belts in Tocantins, Goiás and Minas Gerais states near the capital city of Brasilia. Verena's securities are also quoted in the United States on the OTC Bulletin Board (VNNHF), (S.E.C. registration # 029978.) Verena currently has issued and outstanding 30,343,204 common shares.

FOR ADDITIONAL INFORMATION CONTACT:
Mr. Stephen Shefsky, President and CEO Tel: (416) 924-4337

VERENA

MINERALS CORPORATION

Press Release

BARRA GRANDE ALLUVIAL DIAMOND EXPLORATION RESULTS

Toronto, November 1, 2001 – Verena Minerals Corporation (YVM:CDNX "the Company") announced today that the Company has received notice from its joint venture partner that it does not intend to fund further exploration at the Barra Grande project and will resign as operator upon completion of the current program. As at September 30, 2001 the Company had an effective interest of approximately 35% in this joint venture project.

During the technical meeting held on October 31, Verena's directors were informed that Trans Hex were reviewing a number of exploration projects worldwide including the Barra Grande.

Results from the treatment of 2,400 bank cubic metres, representing an eight-metre thick intermediate gravel horizon at the northern sampling site were announced on October 26, 2001. A low level of diamond mineralization was indicated, with a total of 12 diamonds recovered at an average grade of 0.10 carats per 100 bank cubic metres. The average stone size was 0.20 carats per stone.

Verena's directors remain confident of the diamond gravel potential at the Barra Grande project, and feel the Trans Hex box hole sampling program was preliminary and not conclusive. There remain several preferred targets that were not tested under the Trans Hex program.

Verena Minerals Corporation is a Canadian company engaged in the business of exploration and development of mineral and gemstone properties in Brazil. Through its wholly owned Brazilian subsidiaries, the company controls over 400,000 hectares of prospective exploration concessions covering major mineralised belts in Tocantins, Goiás and Minas Gerais states near the capital city of Brasilia. Verena's securities are also quoted in the United States on the OTC Bulletin Board (VNNHF), (S.E.C. registration #029978.) Verena currently has issued and outstanding 30,343,204 common shares.

FOR ADDITIONAL INFORMATION CONTACT:

Mr. Stephen Shefsky, President and CEO Tel: (416) 924-4337

VERENA
MINERALS CORPORATION

Press Release

VERENA SIGNS AGREEMENTS WITH BHP-BILLITON AND CHARLES FIPKE ON MINAS GERAIS DIAMOND CONCESSIONS

Toronto, December 17, 2001 – Verena Minerals Corporation (YVM:CDNX) is pleased to announce that it has signed an Exclusivity and Access Agreement ("Agreement") with BHP Empreendimentos Minerais Ltda. ("BHPEML") and Kel-ex Development Ltd. on certain of Verena's 100% owned mineral licences located in the state of Minas Gerais, Brazil. BHPEML is a Brazilian company owned by BHP-Billiton Limited and Kel-ex Development Ltd. is a British Columbia registered company controlled by Charles Fipke.

Under the Agreement, Charles Fipke and BHPEML will conduct a detailed evaluation of minerals from the property for the purpose of determining the potential for diamond bearing kimberlite or lamporite source rocks, commonly referred to as pipes or dikes, during the due diligence stage, ending March 8, 2002.

At the end of the due diligence stage, Mr. Fipke will then move forward independently of BHPEML to an exploration stage. Upon Mr. Fipke's completion of certain requirements, including incurring expenditures in the aggregate amount of US$4,200,000 and the discovery of a diamondiferous kimberlite or lamporite on the property, he will immediately vest with a 51% ownership interest in the property.

BHPEML may acquire an ownership interest at any time during the exploration and feasibility stages by completing certain bulk samples or by preparing a feasibility study. BHPEML may earn a 58% ownership interest in the project by completing a bankable feasibility study. If BHPEML arranges for 100% of all costs and expenses of Fipke and Verena required for development of the first mine, then BHPEML's interest will increase to 64%, Fipke's will decrease to 25% and Verena's to 11%.

"This is an excellent opportunity for Verena," says Stephen Shefsky, Verena's President. "Mr. Fipke and BHP-Billiton were responsible for the discovery and development of the Ekati Diamond Mine in the Northwest Territories. They are known worldwide for their diamond exploration and development expertise."

Verena Minerals Corporation is a Canadian company engaged in the business of exploration and development of mineral and gemstone properties in Brazil. Through its wholly owned Brazilian subsidiaries, the company controls over 130,000 hectares of prospective exploration concessions covering major mineralised belts in Tocantins, Goiás and Minas Gerais states near the capital city of Brasilia. Verena's securities are also quoted in the United States on the OTC Bulletin Board (VNNHF), (S.E.C. registration # 029978.) Verena currently has issued and outstanding 30,621,688 common shares.

8 King Street East, Suite 1700, Toronto, Ontario M5C 1B5 Telephone: (416) 368-2998 Facsimile: (416) 368-5146
Website: www.verena.com

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

FOR ADDITIONAL INFORMATION CONTACT:
Mr. Stephen Shefsky, President and CEO Tel: (416) 924-4337

VERENA

MINERALS CORPORATION

Press Release

SIGNIFICANT GOLD-TUNGSTEN-BISMUTH SKARN DEPOSIT IDENTIFIED AT VERENA'S BONFIM PROJECT

Toronto, February 19, 2002 – Verena Minerals Corporation (YVM:CDNX) is pleased to announce that it has identified a significant gold-tungsten-bismuth skarn deposit on its 100% owned Bonfim property, in northeastern Brazil. A pre-feasibility study prepared by the Company confirms the potential for the Bonfim property to contain cumulative reserves and resources in excess of 1.0 million ounces of gold and over 30,000 tonnes of tungsten. Analysis of drill core and sample data show grades in the order of 9.0 g/t Au and 0.70% WO_3.

In November 2001, a pre-feasibility study was initiated to qualify proven and probable ore reserves and mineral resources and to define the viability of a bulk sample to qualify metallurgical parameters. The pre-feasibility was carried out by Verena staff geologists and was supported by independent consultants. Verena used P & K Engineering and Nomos Lab both based in Río de Janeiro to carry out ore concentration tests and Minex Consulting to complete an economic analysis of the project. Minex Consulting has recommended a Definitive Feasibility Study and the commissioning of a pilot plant to bulk sample the deposit at a rate of 1,500 tonnes per month. Metallurgical results received from the Nomos Lab confirm a recovery exceeding 70% for gold and 75% for scheelite. The study estimates bulk sample and processing costs in the order of US$170 per ounce of gold produced and when the scheelite credit is added, cash costs are reduced to US$100/oz. Initial capital costs are estimated at US$350,000 for the 1,500 tonne/month plant. The bulk sample program is expected to generate positive cash flow that should finance additional exploration costs to support the feasibility study.

Verena's objective is to process a bulk sample of the mineralized material as well as an exploration program to upgrade resources to reserves as part of a feasibility study for an open pit/underground mine operation. Verena has decided to bulk sample the deposit which currently has 69,000 oz of gold and 1,430 tons of WO_3 (or 102,000 oz Au equivalent) as measured and indicated reserves.

In addition to the Bonfim property, Verena has recently claimed an additional 6,500 hectares of ground surrounding the site which is prospective for additional mineralization.

The Bonfim property produced over 4,000 tonnes of scheelite concentrate containing 70% WO_3 from 1969 to 1981, when it was shut down due to the decline in the price of tungsten. In the early 1990's high grade gold was identified in the calc-silicate host of the scheelite mineralization, which triggered investigation by CVRD and Rio Tinto, the later under option with Verena, until 1999. During the course of the most recent investigation, Verena reviewed 3,600m of diamond drilling, extensive geological mapping and geophysical surveys. Extensive fieldwork led to the definition and confirmation of ore continuity and grades and to the identification of two previously undiscovered mineralized horizons with the potential to significantly increase the resource base.

Verena Minerals Corporation is a Canadian company engaged in the business of exploration and development of mineral and gemstone properties in Brazil. Through its wholly owned Brazilian subsidiaries, the company controls over 130,000 hectares of prospective exploration concessions covering major mineralised belts in Tocantins, Goiás and Minas Gerais states near the capital city of Brasilia. Verena's securities are also quoted in the United States on the OTC Bulletin Board (VNNHF), (S.E.C. registration #029978.) Verena currently has issued and outstanding 30,621,688 common shares.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

FOR ADDITIONAL INFORMATION CONTACT:

Mr. Stephen Shefsky, President and CEO Tel: (416) 924-4337

VERENA
MINERALS CORPORATION

Press Release

VERENA MINERALS CORPORATION

Toronto, March 1, 2002: Verena Minerals Corporation (CDNX:YVM) announces that it has agreed to complete a private placement to an insider of the corporation for 1,000,000 units at a price of $0.24 per unit. Each unit is comprised of one common share and one common share purchase warrant, each whole warrant being exercisable on a one-for-one basis until February 27, 2004 at an exercise price of $0.29. The placement is subject to regulatory approval.

Verena Minerals Corporation is a Canadian company engaged in the business of exploration and development of mineral and gemstone properties in Brazil. Through its wholly owned Brazilian subsidiaries, the company controls over 130,000 hectares of prospective exploration concessions covering major mineralised belts in Tocantins, Goiás and Minas Gerais states near the capital city of Brasilia. Verena's securities are also quoted in the United States on the OTC Bulletin Board (VNNHF), (S.E.C. registration #029978.) Verena currently has issued and outstanding 30,621,688 common shares.

FOR ADDITIONAL INFORMATION CONTACT:
Mr. Stephen Shefsky, President and CEO Tel: (416) 924-4337

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

- 30 -

VERENA
MINERALS CORPORATION

Press Release

BHPEML AND KEL-EX DEVELOPMENT LTD.
COMPLETE DUE DILIGENCE AND AGREE TO BEGIN EXPLORATION

Toronto, March 11, 2002: Verena Minerals Corporation (CDNX:YVM) is pleased to announce that the due diligence period has concluded, and notice has been given that Kel-Ex Development Ltd. and BHP Empreendimentos Minerias Ltda. ("BHPEML") have agreed to commence exploration on Verena's 100% owned mineral licences located in the state of Minas Gerais, Brazil (Verena Press Release December 17, 2001).

Verena Minerals Corporation is a Canadian company engaged in the business of exploration and development of mineral and gemstone properties in Brazil. Through its wholly owned Brazilian subsidiaries, the company controls over 160,000 hectares of prospective exploration concessions covering major mineralised belts in Tocantins, Goiás, Rio Grande do Norte and Minas Gerais states near the capital city of Brasilia. Verena's securities are also quoted in the United States on the OTC Bulletin Board (VNNHF), (S.E.C. registration #029978.) Verena currently has issued and outstanding 31,621,688 common shares.

FOR ADDITIONAL INFORMATION CONTACT:
Mr. Stephen Shefsky, President and CEO Tel: (416) 924-4337

VERENA

MINERALS CORPORATION

Press Release

VERENA ACQUIRES BONFIM NORTH PROPERTY

Toronto, March 14, 2002: Verena Minerals Corporation (CDNX:YVM) is pleased to announce the acquisition of 187 hectares immediately north of Verena's 100% owned Bonfim gold, tungsten, bismuth property in northeastern Brazil. The new area covers the extension of the Bonfim orebody to the north, extending the known mineralization trend over 1,000 meters. Verena has sampled the waste material from 200 meters of old underground workings confirming the high grade nature of the deposit for gold, tungsten and bismuth.

SAMPLE	Au (g/t)	SAMPLE	Au (g/t)	SAMPLE	Au (g/t)
BNF-4	12.92	93	26.5	98	0.05
BNF-5	3.63	94	137.1	99	1.36
BNF-6	16.12	95	33.85	100	23.3
91	4.86	96	15.6	101	19.45
92	18.6	97	0.05	102	0.05
(Grab samples results)				**AVERAGE GRADE**	**20.90 g/t**

Verena reviewed all technical data on the property, including ground geophysics, geological mapping, drill holes and past tungsten production. Based on this information, Verena defined a new target equivalent to the Bonfim mineralization, potentially doubling the 1 million ounces of reserves and resources reported in the Bonfim pre-feasibility report (Press Release dated February 19, 2002).

Verena acquired the Bonfim north property by paying R$ 30,000 (CDN $1 = R $1.5) on closing and will pay the landowner R$1,000 per month as a rental fee for several improved buildings on the property. In addition, a 1.75% NSR will be paid on both the Bonfim south and north properties, which has been increased from the 1.5% NSR negotiated in the original Bonfim south property purchase.

Verena Minerals Corporation is a Canadian company engaged in the business of exploration and development of mineral and gemstone properties in Brazil. Through its wholly owned Brazilian subsidiaries, the company controls over 160,000 hectares of prospective exploration concessions covering major mineralised belts in Tocantins, Goiás, Rio Grande do Norte and Minas Gerais states. Verena's securities are also quoted in the United States on the OTC Bulletin Board (VNNHF), (S.E.C. registration #029978.) Verena currently has issued and outstanding 31,621,688 common shares.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

FOR ADDITIONAL INFORMATION CONTACT:

Mr. Stephen Shefsky, President and CEO Tel: (416) 924-4337

8 King Street East, Suite 1700, Toronto, Ontario M5C 1B5 Telephone: (416) 368-2998 Facsimile: (416) 368-5146
Website: www.verena.com